UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number  001-33135

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AdCare Health Systems, Inc.
Full Name of Registrant

Former Name if Applicable

1145 Hembree Road
Address of Principal Executive Office (Street and Number)

Roswell, Georgia 30076
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AdCare Health Systems, Inc. (the “Company”) has determined that it is unable to file its annual report on Form 10-K for the year ended December 31, 2012 within the prescribed time period without unreasonable effort or expense for the reasons described below.

As disclosed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2013, (i) the Audit Committee of the Company’s Board of Directors (the “Audit Committee”), in consultation with management, concluded that the Company’s previously issued financial statements for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 (the “Relevant Financial Statements”) should no longer be relied upon due to errors in the Relevant Financial Statements which have been identified in connection with the audit of the Company’s financial statements for the year ended December 31, 2012; and (ii) the Company intends to restate the Relevant Financial Statements by amending its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012,  June 30, 2012 and September 30, 2012.  The errors in the Relevant Financial Statements include classifying $21.2 million of indebtedness (consisting of three separate credit facilities) owing to Private Bank and Trust Company as long-term debt instead of a current liability as of June 30, 2012  and September 30, 2012, and additional errors relating to, among other things, the methodology used by the Company in accounting for paid time off since January 1, 2012, as well as certain timing differences between reimbursement accounting methodologies and generally accepted accounting principles.

In light of these errors, the Audit Committee has undertaken a further review of, and inquiry with respect to, certain accounting and financial issues related thereto and has engaged counsel to assist with such matters. The Company will not be able to file its annual report for the year ended December 31, 2012 until the Audit Committee completes its review and inquiry, the Company finalizes its review and restatement of the Relevant Financial Statements and, thereafter, the audit of the Company’s financial statements for the year ended December 31, 2012 is completed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Martin D. Brew	678	869-5116
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Audit Committee’s ongoing review and inquiry and the Company’s pending review and restatement of the Relevant Financial Statements, the Company is still determining the impact of the foregoing on its financial statements for the year ended December 31, 2012 and, therefore, is unable to make a reasonable estimate and comparison of results of operations results at this time.

ADCARE HEALTH SYSTEMS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2013	By	/s/ Martin D. Brew
Martin D. Brew
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).